EXHIBIT 16.1

August 18, 2022

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Commissioners:

On August 18, 2022, we were dismissed as the independent registered public accounting firm for RBB Bancorp (the Company).

We have read the statements made by RBB Bancorp., which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of RBB Bancorp, dated August 18, 2022, and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Very truly yours,

Eide Bailly LLP